March 18, 2010

Joe Cascarano
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.

SENT VIA EDGAR

Re:           eLuxuryHouse, Inc
Item 4.02 Form 8-K
Filed  February 23, 2010
File No. 333-140710

Dear Mr. Cascarano:

I am submitting this letter on behalf of eLuxuryHouse, Inc. concurrently with the filing of an amended 10-Q which now includes a review of the quarterly financial statements by our independent public accountant using PCAOB standards and procedures for conducting their review. To the extent relevant, although all filings by the Company prior to the filing of the first 10-Q for this period have been in full compliance, we have included in the amended 10-Q applicable statements relating to controls and procedures, and we have filed new certifications.

As you may note from the current and previous filings, eLuxuryHouse, Inc is a company without revenues that is being funded, almost exclusively, by loans from the Company’s shareholders to cover the legal, accounting, and audit costs associated with the Company’s SEC reporting obligations. The errors contained in the initial 10-Q filing for this period were the result of attempt, although now obviously misguided, to reduce those on-going loans and payments from the Company’s principals. We now recognize that this was an erroneous and ultimately counterproductive path and will ensure that it does not occur in the future. When this mistake was brought to the Company’s attention by its auditor and counsel we immediately filed the Form 8-K acknowledging the defect in the first filing and undertook efforts to correct the Company’s missteps. As a result we are filing the amended 10-Q with this response.

I would like to note that eLuxuryHouse, Inc is a company without assets. As set forth in the narrative in our filings, we have and still are attempting to find business opportunities, licenses, and intellectual property for the Company in the telecommunications field, but with current capital markets being as restricted as they are, it has been impossible, as of now, to do so. We are continuing our efforts in this regard.

Furthermore, our shares are not trading and have never, to our knowledge, traded either publicly or privately since the principal shareholder acquired a controlling interest in the Company in March, 2008. We do not have a trading symbol and have not applied for one as of yet.

Finally I would like to point out that eLuxuryHouse is a voluntary filer and could have ceased filing its reports with the Commission at any time. We have chosen to continue to be a voluntary filer in the expectation that we will, at some point, be able to incorporate into the Company business activities of interest to future investors.

We fully understand and acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. We also acknowledge that the comments of the Commission’s staff and any changes we have now made in our filing, or may make in the future, in response to those comments do not foreclose the Commission from taking any action with respect to the filing. And we acknowledge that the Company may not assert the comments from the staff as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In light of the Company’s current situation – without assets or business, no trading market or trading symbol for our stock, and being a voluntary filer – combined with the fact that the mistakes we made in our initial 10-Q were not made with any intent to defraud or mislead and were both noted immediately (in the 8-K) and corrected expeditiously (in the amended 10-Q being filed concurrently herewith) we would respectfully request that no further administrative or other actions be taken against the Company or its officers and directors as a result of this matter.

Yours truly,

/s/Douglas Haffer
Douglas Haffer
President